SHAW ANNOUNCES AGM VOTE RESULTS AND LEAD DIRECTOR

Calgary, Alberta (January 14, 2014) – Shaw Communications Inc. (“Shaw”) announced that, at its annual general meeting held earlier today, the resolutions proposed in Shaw’s proxy circular were carried.

Shaw also announced the appointment of Paul Pew as Lead Director. Paul Pew has been a member of Shaw’s board since 2008 and has served as Chair of the Audit Committee from 2009 until this year. He also becomes Chair of the Corporate Governance and Nominating Committee. He is Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto based alternative asset manager that focuses on public capital markets and, to a lesser extent, private investment opportunities. Mr. Pew is a Chartered Accountant and a Chartered Financial Analyst.

The Board would like to acknowledge and thank Michael O’Brien for his leadership and guidance in his capacity as Lead Director from 2009. Mr. O’Brien continues as a Director of Shaw and becomes Chair of the Audit Committee.

The detailed results from the annual general meeting are as follows.

1. Election of each of the following sixteen nominees as directors of the Corporation (by ballot):
	Votes For		Votes Withheld

	#	%	#	%

Peter J. Bissonnette	18,851,791	>99.99	200	—
Adrian I. Burns	18,851,791	>99.99	200	—
George F. Galbraith	18,851,791	>99.99	200	—
Richard R. Green	18,851,181	>99.99	810	—
Lynda Haverstock	18,851,991	100.00	-	—
Gregg Keating	18,851,991	100.00	-	—
Michael W. O’Brien	18,851,791	>99.99	200	—
Paul K. Pew	18,851,991	100.00	-	—
Jeffrey C. Royer	18,851,991	100.00	-	—
Bradley S. Shaw	18,851,991	100.00	-	—
Jim Shaw	18,851,991	100.00	-	—
JR Shaw	18,851,791	>99.99	200	—
JC Sparkman	18,851,181	>99.99	810	—
Carl E. Vogel	18,851,991	100.00	-	—
Sheila C. Weatherill	18,851,181	>99.99	810	—
Willard H. Yuill	18,851,181	>99.99	810	—

2. Appointment of Ernst & Young LLP as auditors of the Corporation (by show of hands – proxy result shown):
Votes For		Votes Withheld

#	%	#	%

18,818,768	100	-	—

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca